Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LOCALEYES, INC.
412 W Rivers Edge Dr
Provo, UT 84604
https://www.talsey.com/

Up to $124,000.00 Convertible Promissory Note.
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: LOCALEYES, INC.
Address: 412 W Rivers Edge Dr, Provo, UT 84604
State of Incorporation: DE
Date Incorporated: March 24, 2023

Terms:

Convertible Promissory Notes

Offering Minimum: $124,000.00 of Convertible Promissory Note.
Offering Maximum: $124,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Non-Voting Common Stock when the company raises $3,000,000.00 in a qualified equity financing.
Maturity Date: January 27, 2027
Valuation Cap: $6,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Non-Voting Common Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Rights, Preferences, Privileges, and Restrictions of the Non-Voting Common Stock

(a) Non-Voting. Except as may be required by the Act or other applicable law, holders of Non-Voting Common Stock shall not be entitled to vote on any matter submitted to a vote of the shareholders of the Corporation.

(b) Dividends and Distributions. Subject to the rights of any other class or series of stock with preference or priority over Common Stock, both Voting Common Stock and Non-Voting Common Stock shall be entitled to share equally, on a per share basis, in any dividends or distributions as may be declared by the Board of Directors.

(c) Liquidation Rights. Subject to the rights of any other class or series of stock with preference or priority over Common Stock, in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, the holders of Voting Common Stock and Non-Voting Common Stock shall be entitled to share equally, on a per share basis, in all the remaining assets of the Corporation available for distribution.

(d) Conversion Features. The Non-Voting Common Stock shall be convertible under the terms of any validly authorized and executed convertible notes (the "CN"), into either Voting Common Stock or Non-Voting Common Stock upon the occurrence of the designated conversion events, at the rates and on the terms set forth in the CNs. The rights, preferences, and privileges of the Non-Voting Common Stock (including the securities resulting from conversion) shall be clearly outlined in the applicable corporate documentation, and such rights and preferences shall be determined and finalized prior to issuance or as otherwise required by law.

(e) Other Rights. Except as otherwise required by law or as set forth herein, the Non-Voting Common Stock shall have the same rights and privileges as the Voting Common Stock.

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine noteholders. See 10% Bonus below.

<center>Investment Incentives & Bonuses*</center>

Loyalty Bonus | 25% Bonus Interest

Previous investors in Talsey AI are eligible for added bonus interest.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus interest

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus interest

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus interest

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus interest

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus interest

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus interest

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus interest

<u>Amount-Based Perks</u>

Tier 1 Perk: Invest $500+ | Receive 2% bonus interest + a branded Talsey AI laptop sleeve.

Tier 2 Perk: Invest $1,000+ | Receive 4% bonus interest + an exclusive webinar on AI trends.

Tier 3 Perk: Invest $5,000+ | Receive 5% bonus interest + a year-long subscription to a leading AI research journal.

Tier 4 Perk: Invest $10,000+ | Receive 7% bonus interest + a virtual tour of Talsey AI's R&D center.

Tier 5 Perk: Invest $50,000+ | Receive 15% bonus interest + an opportunity to meet Talsey AI's CEO online.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

LocalEyes, Inc. D/B/A Talsey AI will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Competitors and Industry

Current Stage and Roadmap

The Team

Officers and Directors

Name: Logan Bradley Nicholson

Logan Bradley Nicholson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Founder and Director
  Dates of Service: March, 2023 - Present
  Responsibilities: As CEO & Founder of Talsey AI, Logan oversees the strategic direction of the company, while leading sales and product strategy. Logan does not currently receive a salary and holds about 38% equity.

Other business experience in the past three years:

- Employer: Nicholson Digital Co.
  Title: Owner
  Dates of Service: July, 2021 - Present
  Responsibilities: I do occasional sales & marketing consulting, primarily for hospitality companies.

Name: Tanner Hill

Tanner Hill's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Director, and Principal Accounting Officer
  Dates of Service: February, 2021 - Present
  Responsibilities: Tanner runs operations, finances, HR and other roles as needed. Tanner receives a salary of $36,000 and holds 24% equity.

Name: Mason Robert Palmer

Mason Robert Palmer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technical Officer
  Dates of Service: March, 2023 - Present
  Responsibilities: As CTO at Talsey AI, Mason leads the development and deployment of its AI-driven guest messaging platform, utilizing advanced machine learning models and cloud technologies to enhance user engagement and personalize guest experiences. Mason oversees the migration to microservice architecture, integrate diverse software partnerships, and collaborate with cross-functional teams to drive innovation and scalability. Mason currently does not receive a salary and holds 10% equity.

Other business experience in the past three years:

- Employer: United States Air Force
  Title: Software Developer
  Dates of Service: January, 2024 - Present
  Responsibilities: Worked on systems that support fighter jets.

Other business experience in the past three years:

- Employer: USU Bridge Lab
  Title: Graduate Researcher
  Dates of Service: January, 2023 - August, 2024
  Responsibilities: Researched AI hardware accelerators in edge devices and cloud platforms.

Other business experience in the past three years:

- Employer: United States Air Force
  Title: Software Development Intern
  Dates of Service: June, 2022 - January, 2024
  Responsibilities: Worked on a variety of different projects supporting different needs of the United States Air Force.

Other business experience in the past three years:

- Employer: USU Power Electronics Lab
  Title: Undergraduate researcher
  Dates of Service: December, 2021 - June, 2022
  Responsibilities: Helped develop wireless power technology for electric vehicles.

Name: Jason Dance

Jason Dance's current primary role is with RevRoad. Jason Dance currently services 2 hours per week in their role with the

Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2022 - Present
  Responsibilities: Jason serves as a Director representing the interest and investment of RevRoad in Talsey AI. Jason does not currently receive salary compensation for this role

Other business experience in the past three years:

- Employer: RevRoad
  Title: Chief Revenue Officer
  Dates of Service: September, 2020 - Present
  Responsibilities: Lead the revenue team at RevRoad to deliver services to portfolio companies

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the

Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Convertible Note in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

As a holder of convertible notes, you will have no voting rights. If the notes convert into Non-Voting Common Stock, those shares will have no voting rights attached to them. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Logan Nicholson	3,711,530	Common Stock	31.692%

The Company's Securities

The Company has authorized Common Stock, and Convertible Promissory Note Series 2025 - CF.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,765,567 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Common Stock.

Convertible Promissory Note Series 2025 - CF

The security will convert into Non-voting common stock and the terms of the Convertible Promissory Note Series 2025 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: January 15, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: $3,000,000.00

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Non-Voting Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Non-Voting Common Stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Non-Voting Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a convertible noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $56,000.00
  Use of proceeds: R&D
  Date: September 21, 2021
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $27,000.00
  Use of proceeds: Sales
  Date: May 31, 2022
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $279,000.00
  Use of proceeds: Strategic Pivot & Product Development
  Date: December 26, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $40,000.00
  Use of proceeds: Product Development
  Date: March 26, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operation

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2022 was $123,393 compared to $60,678 in fiscal year 2023.

At the end of 2022, the company took a strategic pivot from a traveler experience platform (monetized with ad revenue) to a SaaS platform for our partnered hotels. We maintained our platform and some of the ad revenue, but have now sunsetted the old model.

<u>Cost of Sales</u>

Cost of Sales for fiscal year 2022 was $0 compared to $1,648 in fiscal year 2023.

Our software product launched in 2023, which came with its own variable costs to run.

<u>Gross Margins</u>

Gross margins for fiscal year 2022 were $123,393. compared to $59,030.

In 2023, we made a strategic pivot to a software-as-a-service model. We sunsetted the old business model and were still able to generate some revenue from it. Some of the revenue was from the new business model, but most was from the prior model.

<u>Expenses</u>

Expenses for fiscal year 2022 were $241,536 compared to $262,512 in fiscal year 2023.

2023 was heavily focused on product development, research and beta testing for our. We did collect our first handful of customers with the SaaS model, but much of our spending was for software development.

Historical results and cash flows:

The Company is currently in the Traction or Early Growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are transitioning our focus from product market fit and product development to sales in 2025. Our limited experiments in sales have generated high return on investment, and with an increased investment in sales, we expect to see a steep acceleration in revenue growth. Past cash was primarily generated through sales(most from our pre-pivot model) and equity investments. Our goal is to reach $1M ARR by the end of 2025 using the funds from our offering. With our previous participation in 2 major sales events and no major partnerships, we were able to generate subscriptions that will surpass $100k ARR in February, once all customers are finished with onboarding. We believe that with a budget for 15-20 major sales events and with 4-6 major partnerships rolling out in 2025, we can comfortably achieve our goal.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 12/2024, the Company has capital resources available in the form of cash on hand of $7,200. We also have a line of credit with Quickbooks that can extend us an additional $5k on a 12 month term.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

If critical: These funds are required to support our 2025 sales & go to market strategy.

If not critical: We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate indefinitely (we have enough revenue to operate cashflow positive if needed). This is based on a current monthly burn rate of $8000 for expenses related to overhead.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for indefinitely (we have enough revenue to operate cashflow positive if needed). This is based on a projected monthly burn rate of $125,000 for expenses related to overhead, sales staff, travel for sales events & sales conferences/conventions.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has raised ~$210k in debt funding. Due to the exciting traction and partnerships secured in recent months, $120k of this debt has been agreed by our creditors to be exchanged for equity instead. Our creditors have agreed to submit $120k in investments through Start Engine, which will be used to pay down the loans.

Currently, the Company has contemplated additional future sources of capital including future rounds of equity funding.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $6,000,000.00

Valuation Cap Details: We decided on the $6M valuation cap because we have generated significant revenue for a pre-seed company, proving product market fit without yet spending significant funds on sales.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fee
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Debt
  8.5%
  Debt

- Sales (conventions/conferences/cold outreach
  48.0%
  Sales (conventions/conferences/cold outreach

- Product Development
  20.0%
  Product Development

If we raise the over allotment amount of $124,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  31.5%
  We will use 31.5% of the funds to hire key personnel for daily operations, including the following roles: Customer Success Representative, Sales Representative, Software Developer. Wages to be commensurate with training, experience and position.

- Working Capital
  35.0%
  We will use 35% of the funds for working capital to cover expenses for major sales events (conventions, conferences & networking events), marketing expenses, principle & interest payments on lines of credit/loans, and ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.talsey.com/ (https://www.talsey.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/talsey-ai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR LOCALEYES, INC.

[See attached]

I, Logan Nicholson, the CEO of Talsey AI (LocalEyes, Inc.), hereby certify that the financial statements of Talsey AI (LocalEyes, Inc.) and notes thereto for the periods ending 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $60,678.31; taxable income of -$214,636 and total tax of $100.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12/31/24.

_____ (Signature)

_____CEO_____ (Title)

_____12/31/24_____ (Date)

LocalEyes, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
11100 NOVO Checking X0710	96,674.45
11200 Central Bank Checking X6114	1,024.45
11300 Stripe Clearing	808.56
Total Bank Accounts	**$98,507.46**
Other Current Assets	
14150 Accrued Stripe Loan Fee	2,533.16
14450 Investor Commitments	1,000.00
Total Other Current Assets	**$3,533.16**
Total Current Assets	**$102,040.62**
TOTAL ASSETS	**$102,040.62**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
21200 Divvy Card	64.36
Total Credit Cards	**$64.36**
Other Current Liabilities	
22100 Owner Reimbursements	1,847.61
22200 Central Bank LOC X0030	76,300.00
22250 Stripe Loan	32,057.40
22320 Stripe Loan Fee	2,533.16
Total Other Current Liabilities	**$112,738.17**
Total Current Liabilities	**$112,802.53**
Long-Term Liabilities	
SAFE Investments LIABILITY	182,000.00
Total Long-Term Liabilities	**$182,000.00**
Total Liabilities	**$294,802.53**
Equity	
31100 Owner's Equity	1,700.00
32000 Retained Earnings	-27,829.10
Net Income	-166,632.81
Total Equity	**$ -192,761.91**
TOTAL LIABILITIES AND EQUITY	**$102,040.62**

LocalEyes, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
11100 NOVO Checking X0710	20,270.28
11200 Central Bank Checking X6114	8.49
11300 Stripe Clearing	-1.97
Total Bank Accounts	**$20,276.80**
Other Current Assets	
14100 Prepaid Expenses	0.00
14150 Accrued Stripe Loan Fee	0.00
14450 Investor Commitments	0.00
14500 Website Development	36,200.00
Total Other Current Assets	**$36,200.00**
Total Current Assets	**$56,476.80**
Other Assets	
Security Deposit	617.40
Total Other Assets	**$617.40**
TOTAL ASSETS	**$57,094.20**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
21100 Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
21200 Divvy Card	165.36
Total Credit Cards	**$165.36**
Other Current Liabilities	
22100 Owner Reimbursements	0.00
22200 Central Bank LOC X0030	79,652.25
22250 Stripe Loan	10,169.82
22300 Accrued Expenses	0.00
22320 Stripe Loan Fee	0.00
22400 Payroll Clearing	0.00
Total Other Current Liabilities	**$89,822.07**
Total Current Liabilities	**$89,987.43**
Long-Term Liabilities	
SAFE Investments LIABILITY	389,000.00
Total Long-Term Liabilities	**$389,000.00**
Total Liabilities	**$478,987.43**

LocalEyes, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
31100 Owner's Equity	1,700.00
32000 Retained Earnings	-194,462.35
Net Income	-229,130.88
Total Equity	**$ -421,893.23**
TOTAL LIABILITIES AND EQUITY	**$57,094.20**

LocalEyes, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
41150 Initial Subscriptions	75,775.18
41175 Initial Refunds	-14,898.06
41250 Renewals	68,828.64
41275 Renewal Refund	-6,381.86
41500 Sales Disputes	-1,358.97
Total Income	**$121,964.93**
GROSS PROFIT	**$121,964.93**
Expenses	
31155 Owner Compensation - Hill	22,200.00
31160 Owner Compensation - Nicholson	22,200.00
61000 Payroll Expenses	
61100 Salaries	67,019.35
61130 Commissions	66,328.83
61150 Bonus Expense	2,512.85
61200 Employer Payroll Tax Expense	8,161.38
61400 Employee Benefits - Medical/Dental	97.86
61900 Payroll & Benefit Admin	2,101.20
Total 61000 Payroll Expenses	**146,221.47**
61415 Membership Fees	1,000.00
61850 Reimbursements	660.96
62000 Travel Expenses	29,417.05
64100 Office Supplies	582.01
64200 Dues & Subscriptions	4,384.84
64250 Printing and Stationery	18.23
64400 Bank Charges & Fees	965.50
64450 Stripe Fees	4,778.92
64500 Shipping, Freight & Delivery	377.20
65100 Advertising & Marketing	19,803.74
65150 QR Code Products	10,397.27
65200 Tradeshow & Events	6,050.74
65250 Selling Expense	77.26
65350 Web Development	8,932.30
67400 Software Subscription	2,083.50
68100 Professional & Consulting Fees	4,894.00
68550 Meals & Entertainment	839.79
69200 Business Insurance	32.62
69550 Automobile Expense	18.40
Total Expenses	**$285,935.80**
NET OPERATING INCOME	**$ -163,970.87**

LocalEyes, Inc.

Profit and Loss
January - December 2022

	TOTAL
Other Expenses	
72100 Interest Expense	2,661.94
Total Other Expenses	**$2,661.94**
NET OTHER INCOME	**$ -2,661.94**
NET INCOME	**$ -166,632.81**

LocalEyes, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
41150 Initial Subscriptions	7,552.00
41175 Initial Refunds	-1,952.00
41250 Renewals	66,049.27
41275 Renewal Refund	-6,648.96
41500 Sales Disputes	-5,069.92
41600 Other Income	747.92
Total Income	**$60,678.31**
Cost of Goods Sold	
51100 Cost of Sales	888.50
51200 SaaS Subscriptions	4,679.41
Total Cost of Goods Sold	**$5,567.91**
GROSS PROFIT	**$55,110.40**
Expenses	
31155 Owner Compensation - Hill	5,000.00
31160 Owner Compensation - Nicholson	5,000.00
61000 Payroll Expenses	
61100 Salaries	152,722.50
61130 Commissions	6,107.00
61150 Bonus Expense	1,890.00
61200 Employer Payroll Tax Expense	14,644.86
61400 Employee Benefits - Medical/Dental	660.30
61500 Employee Benefit - Meals	519.82
61600 Employee Experiences	147.07
61810 Internship Salaries	2,543.72
61900 Payroll & Benefit Admin	1,996.00
Total 61000 Payroll Expenses	**181,231.27**
61850 Reimbursements	518.19
62000 Travel Expenses	
62100 Travel - Airfare	4,854.10
62200 Travel - Fuel/Transportation	668.94
62300 Travel - Lodging	7,600.29
Total 62000 Travel Expenses	**13,123.33**
64100 Office Supplies	13.60
64200 Dues & Subscriptions	512.62
64450 Stripe Fees	1,624.00
64500 Shipping, Freight & Delivery	76.10
65100 Advertising & Marketing	1,759.43
65150 QR Code Products	128.57
65200 Tradeshow & Events	25,877.34
65250 Selling Expense	275.72
65350 Web Development	8,959.35

LocalEyes, Inc.

Profit and Loss

January - December 2023

	TOTAL
67400 Software Subscription	11,117.05
68100 Professional & Consulting Fees	
68105 Legal & Accounting Fees	5,785.00
Total 68100 Professional & Consulting Fees	**5,785.00**
68200 Recruiting Fees	6,473.80
68550 Meals & Entertainment	2,730.81
69100 Rent	2,119.74
69550 Automobile Expense	81.95
69600 Business Licenses & Fees	104.00
Total Expenses	**$272,511.87**
NET OPERATING INCOME	$ -217,401.47
Other Expenses	
72100 Interest Expense	12,207.50
81100 Taxes Corporate	75.00
Gain/Loss	1,000.00
Total Other Expenses	**$13,282.50**
NET OTHER INCOME	$ -13,282.50
NET INCOME	$ -230,683.97

LocalEyes, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-166,632.81
Adjustments to reconcile Net Income to Net Cash provided by operations:	
14150 Accrued Stripe Loan Fee	-2,533.16
14450 Investor Commitments	-1,000.00
21200 Divvy Card	64.36
22100 Owner Reimbursements	1,847.61
22200 Central Bank LOC X0030	76,300.00
22250 Stripe Loan	32,057.40
22320 Stripe Loan Fee	2,533.16
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	109,269.37
Net cash provided by operating activities	**$ -57,363.44**
FINANCING ACTIVITIES	
SAFE Investments LIABILITY	182,000.00
31100 Owner's Equity	1,700.00
32000 Retained Earnings	-27,829.10
Net cash provided by financing activities	**$155,870.90**
NET CASH INCREASE FOR PERIOD	**$98,507.46**
CASH AT END OF PERIOD	**$98,507.46**

LocalEyes, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-229,130.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	
14100 Prepaid Expenses	0.00
14150 Accrued Stripe Loan Fee	2,533.16
14450 Investor Commitments	1,000.00
14500 Website Development	-36,200.00
21100 Accounts Payable	0.00
21200 Divvy Card	101.00
22100 Owner Reimbursements	-1,847.61
22200 Central Bank LOC X0030	3,352.25
22250 Stripe Loan	-21,887.58
22300 Accrued Expenses	0.00
22320 Stripe Loan Fee	-2,533.16
22400 Payroll Clearing	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-55,481.94**
Net cash provided by operating activities	**$ -284,612.82**
INVESTING ACTIVITIES	
Security Deposit	-617.40
Net cash provided by investing activities	**$ -617.40**
FINANCING ACTIVITIES	
SAFE Investments LIABILITY	207,000.00
32000 Retained Earnings	-0.44
Net cash provided by financing activities	**$206,999.56**
NET CASH INCREASE FOR PERIOD	**$ -78,230.66**
Cash at beginning of period	98,507.46
CASH AT END OF PERIOD	**$20,276.80**

	Common stock			Accumulated	Total Stockholders'
	Shares	Amount	Paid-In Capital	Deficit	Deficit
Starting Amount as of 31-Dec-21	8,338,448	$ 834	866	$ (27,829)	$ (26,129)
Owner's Equity			-		
Net income (loss)	-	-	-	(166,633)	$ (166,633)
31-Dec-22	-	$ 834	$ 866	$ (194,462)	$ (192,762)
Owner's Equity					
Issuance of founders stock	67,188	7	-	-	$ 7
Net income (loss)	-	-	-	(229,131)	(229,131)
31-Dec-23	67,188	$ 841	$ 866	$ (423,593)	$ (421,886)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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Revolutionizing Hospitality with AI-Powered Guest Experiences

Talsey AI is transforming the hospitality industry with cutting-edge AI solutions. Currently integrated into over 25 properties, including Choice Hotels, Marriott & Best Western, Talsey AI has achieved ~$100K in annual recurring revenue and is projected to exceed $500K by mid-2025.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

talsey ai
Revolutionizing Hospitality with AI-Powered Guest Experiences
Transforming the $1.5B global hospitality market with cutting-edge AI solutions that automate guest engagement, drive revenue, and enhance satisfaction.

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

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5.0% Interest Rate

MIN INVEST ⓘ
$500

VALUATION CAP
$6M

REASONS TO INVEST

Talsey AI solves the staffing crisis in hospitality by automating 90% of guest engagement tasks, boosting satisfaction and revenue for hotels with its cutting-edge AI-powered front desk agent.

Led by industry experts with a wealth of experience in AI and hospitality, Talsey's team has secured partnerships with leaders in the branded & independent hotel space, driving rapid adoption.

With $425k raised and a great revenue trajectory, Talsey AI is poised for tons of growth in 2025. By partnering with industry leaders like the Curator Hotel & Resort Collection, several independent management and several leading hotel technology providers, the Talsey team is bursting onto the scene of hospitality with style.

TEAM



Logan Bradley Nicholson • Chief Executive Officer, Founder, and Director

Logan is a fierce leader with an impressive expertise in both hospitality and sales. His experience working directly with hoteliers as a marketer, along with his achievements as a top-performing seller in multiple industries have left him poised to innovate the hospitality industry.

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Tanner Hill • Chief Operating Officer, Director, and Principal Accounting Officer

Tanner Hill is the COO and founder of Talsey, a company delivering innovative solutions to connect businesses with communities and travelers. Tanner has a proven record in web development, project management, and operational planning.

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Mason Robert Palmer • Chief Technical Officer

Mason Palmer is the Chief Technology Officer at Talsey AI, where he spearheads the creation of innovative AI-powered solutions for the hospitality industry. With expertise



in machine learning, large language models, and cloud computing, Mason is dedicated to enhancing guest experiences through personalized and scalable technology. His leadership in building distributed systems and integrating cutting-edge AI frameworks supports Talsey AI's mission to revolutionize guest communication and elevate hospitality services.

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Jason Dance • Director

Experienced executive with a proven track record in driving growth, forging strategic partnerships, and navigating government relations to achieve impactful business outcomes. With deep expertise in education technology across global, national, state, and local markets, I specialize in scaling enterprise SaaS solutions and driving operational excellence.

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THE PITCH

Talsey AI is revolutionizing the hospitality industry with its cutting-edge AI front desk agent, delivering 24/7 guest engagement in 75+ languages. Led by a team of seasoned hospitality and tech experts, Talsey has secured $425K in funding, achieved ~$100K ARR, and partnered with industry leaders, allowing them to service Best Western, Choice Hotels and other major brands. With an estimated $1.5B global hospitality market and scalable technology, Talsey believes it poised for growth. (Source 1, Source 2, Source 3)


CHANGING THE FABRIC OF HOSPITALITY WITH AI
90% Guest Engagement Automated with 24/7 support in 75+ languages.
Integrated into 25+ properties, including Best Western and Choice Hotels.
Achieved $100K annual recurring revenue (ARR).
We believe we are on track to exceed $250k ARR by summer of 2025.
12:22
Talsey
Today 12:21 PM
Hey Marie - thanks for the info. Could you recommend a good local Mexican restaurant? Also, I'd love a few extra towels in the room.
Chubasco (0.8 mi)
Perfect! Thanks!
Text Message

THE PROBLEM & OUR SOLUTION

The Problem

The hospitality industry is facing an unprecedented staffing crisis, with high turnover and a lack of skilled personnel leaving guests underserved. Hotels struggle to maintain seamless customer experiences, leading to missed revenue opportunities and declining guest loyalty. Traditional solutions, like SMS guest messaging, are underutilized due to their time-consuming management and lack of customization, further compounding the problem.

Our Solution

Talsey AI is the ultimate AI-powered front desk agent, concierge, and sales manager, addressing the staffing challenges head-on. With 24/7 multilingual support in over 75 languages, Talsey automates 90% of guest interactions, ensuring a smooth and personalized experience. By integrating seamlessly with hotel systems, Talsey enhances guest satisfaction, drives ancillary revenue, and optimizes hotel operations. With a subscription-based revenue model and partnerships with industry leaders like Best Western, Talsey is not just solving a problem—it's redefining guest engagement in hospitality.

WHY THE HOSPITALITY INDUSTRY IS STRUGGLING TO KEEP UP

1 STAFF SHORTAGES

Hospitality faces high turnover and lack of skilled personnel, leaving guests underserved.



2 LOST REVENUE

Hotels miss out on an average of $850K annually in untapped revenue.



3 INEFFECTIVE TOOLS

Less than 10% adoption of guest messaging solutions due to inefficiencies and complexity.



ENHANCING OPERATIONS AND GUEST SATISFACTION WITH AI



AI-POWERED AUTOMATION

Talsey automates 90% of guest interactions, providing 24/7 support



in 75+ languages.

SEAMLESS INTEGRATION

Fully operational in a new hotel in under 30 minutes.

REVENUE GROWTH

Proven to increase guest satisfaction, reduce negative reviews, and boost ancillary revenue by 12% during beta testing.

THE MARKET & OUR TRACTION

The Market

The global hospitality market is estimated to be valued at $1.5 billion, with over 20 million guest rooms worldwide. (Source 1, Source 2, Source 3) Despite this, less than 10% of hotels currently use guest messaging solutions due to inefficiencies and time constraints, leaving a significant gap for innovative AI-driven solutions. Talsey AI targets independent hotels and resorts, a segment comprising 40% of the industry, with an increasing demand for technology to enhance guest engagement and streamline operations.

Our Traction

Since launching its beta in March 2023, Talsey AI has achieved ~$100K in annual recurring revenue and secured $425K in funding. The company is already operational in over 25 properties, including major brands like Best Western, Marriott and Choice Hotels. Based on current growth trends and planned market expansions, Talsey AI aims to surpass $500K ARR by mid-2025, with plans to expand through 20+ conferences and conventions globally. Our scalable AI technology and market traction is well-positioned for growth in this emerging market segment, based on current adoption trends and demand.

THE MARKET

■ **$1.5B Global Hospitality Market**

With 20M guest rooms worldwide, the market represents vast opportunities for innovation and growth.

■ **40% Independent Hotels**

Independent hotels and resorts make up a significant portion of the industry, demanding cutting-edge AI solutions to stay competitive.



40%

$1.5B

OUR TRACTION

$425K Raised in Funding

Secured significant funding, reflecting investor confidence in Talsey's growth potential.

$100K ARR and Growing

Achieved $100K in annual recurring revenue since launch and projected to exceed $250K by 2025.

25+ Properties Operational

Trusted by major brands like Best Western and Choice Hotels, with Talsey seamlessly integrated into 25+



Hotels, with Taisey seamlessly integrated into 25+ properties.

12% Revenue Growth During Beta

Delivered measurable results, including increased guest satisfaction and ancillary revenue during beta testing.

20+ Conferences Planned

Expanding reach with attendance at 20+ global conferences in 2025 to accelerate adoption and partnerships.

The offering materials may contain forward-looking statements. These statements are based on current assumptions and involve risks and uncertainties that could cause actual results to differ materially. Investors should not place undue reliance on forward-looking statements.

ADDITIONAL TRACTION HIGHLIGHTS

- **Testimonials**:
    - "We've seen unbelievable growth in customer satisfaction with Talsey AI." – Cody Adent, Vibrant Management
    - "Talsey consistently generates leads, boosting occupancy rates and 5-star reviews." – Steven Huffaker, Lake Coeur D'Alene Inn
- **Notable Investors**:
    - Raised $425K from investors, including a serial entrepreneur and founder of RevRoad, known for multiple successful exits.
- **Partnerships**:
    - Exclusive partner of Visual Matrix, a major Best Western technology provider.
    - Collaborations with Curator Luxury Resort Collection, The Greenlake Fund, Vibrant Management, and AGA Hotels, covering over 25 properties.
- **Leadership**:
    - Logan Nicholson (CEO): 4+ years in hospitality and short-term rentals, managed two resort brands, top 2% in national sales at Apex Energy.
    - Mason Palmer (CTO): Extensive experience in AI/ML, formerly at Hill Air Force Base, with expertise in scalable architecture.
    - Advisors include leaders from Disney, AWS, RevRoad, and Hilton.
        - Finalist for AAHOACON Tech Pitch Competition.
- **Awards/Recognition**:
    - Accepted into the prestigious RevRoad accelerator program.

Testimonials provided may not be representative of the experiences of all clients and are not a guarantee of future performance or success.

WHY INVEST

Investing in Talsey AI means joining the forefront of hospitality innovation.Your funds will support efforts to scale operations, explore new partnerships, and expand the reach of our AI-powered guest engagement platform to additional properties worldwide. With $100K ARR, proven partnerships like Best Western, and a estimated $1.5B target market , Talsey is poised for exponential growth. Be part of reshaping guest experiences—

Invest now to lead

The AI revolution in hospitality.

"

Talsey completely changed our guest satisfaction and reviews.

~ Owner & Operator





Overall Score	3 Month Average	Feedback Forms
4.1★	4.6★	8/month

←   G

Robert Junior
★★★★★

Review

I come here often for work.
The staff is very kind and accommodating. I love the new business center as well. Great stay!

Your Response

Thanks for your review, Robert! We greatly appreciate it and we are thrilled that you had a pleasant experience! We look forward to hosting you again soon!

Generate Response ✦   Submit Response



ABOUT

HEADQUARTERS
412 W Rivers Edge Dr
Provo, UT 84604

WEBSITE
View Site ⧉

Talsey AI is transforming the hospitality industry with cutting-edge AI solutions. Currently integrated into over 25 properties, including Choice Hotels, Marriott & Best Western, Talsey AI has achieved ~$100K in annual recurring revenue and is projected to exceed $500K by mid-2025.

TERMS

Talsey AI

Overview

INTEREST RATE
5.0%

VALUATION CAP ⓘ
$6M

MATURITY DATE ⓘ
Jan 27, 2027

FUNDING GOAL ⓘ
$124K - $124K

Breakdown

MIN INVESTMENT ⓘ
$500

OFFERING TYPE
Convertible Notes

DISCOUNT RATE ⓘ
20.0%

TYPE OF EQUITY
Non-Voting Common Stock

CONVERSION TRIGGER
$3,000,000

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$57,094	$102,041
Cash & Cash Equivalents	$20,276	$98,507
Accounts Receivable	$0	$0
Short-Term Debt	$89,822	$112,803
Long-Term Debt	$389,000	$182,000
Revenue & Sales	$80,678	$121,965
Costs of Goods Sold	$5,568	$0
Taxes Paid	$0	$0
Net Income	-$230,684	-$163,971

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Non-Voting Common Stock in Talsey AI. The amount of Non-Voting Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $6,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 5.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Non-Voting Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine noteholders. See 10% Bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus | 25% Bonus Interest

Previous investors in Talsey AI are eligible for added bonus interest.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus interest

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus interest

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus interest

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus interest

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus interest

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus interest

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus interest

Amount-Based Perks

Tier 1 Perk: Invest $500+ | Receive 2% bonus interest + a branded Talsey AI laptop sleeve.

Tier 2 Perk: Invest $1,000+ | Receive 4% bonus interest + an exclusive webinar on AI trends.

Tier 3 Perk: Invest $5,000+ | Receive 5% bonus interest + a year-long subscription to a leading AI research journal.

Tier 4 Perk: Invest $10,000+ | Receive 7% bonus interest + a virtual tour of Talsey AI's R&D center.

Tier 5 Perk: Invest $50,000+ | Receive 15% bonus interest + an opportunity to meet Talsey AI's CEO online.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

LocalEyes, Inc. D/B/A Talsey AI will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

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Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be? ⌃

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment? ⌃

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1._____ Note Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means.

subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) <u>Transfers upon challenged transactions</u>. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)   <u>Authority for Agreement</u>.   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of December 31, 2023 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated.

(g)   <u>Proceeds</u>.   The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   <u>Litigation</u>.   There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   <u>Representations and Warranties of Subscriber</u>.   By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions.

All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

      (i)   To the Company;

      (ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

      (iii)   As part of an offering registered under the Securities Act with the SEC; or

      (iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   <u>Investment Limits</u>. Subscriber represents that either:

      (i)   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

      (ii)   Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. <u>Indemnity</u>.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS,

RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes   %%VESTING_AMOUNT%%
the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

*   *   *   *   *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2025 - CF

$%%VESTING_AMOUNT%%   %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on StartEngine Primary LLC (collectively, the "Investors").

1. **Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on January 15, 2027 (the "Maturity Date").

2. **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.   **Conversion; Repayment Premium Upon Sale of the Company.**

(a)   In the event that the Company issues and sells shares of its Non-Voting Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Non-Voting Common Stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Non-Voting Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)   For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4.   Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5.   Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6.   Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7.   Default. In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a)   The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b)   The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c)   Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d)   The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e)   The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f)   The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g)   Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8.   Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.   Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10.   Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11.   Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12.   Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13.   Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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Draft Amendment to Articles of Incorporation

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION OF
LocalEyes, Inc.

Pursuant to the applicable provisions of the Utah Revised Business Corporation Act (the "**Act**"), the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. **LocalEyes Inc.**
   The name of the corporation is **LocalEyes Inc.** (the "**Corporation**").
   2. **Text of Amendment**
      Article **4** of the Articles of Incorporation is hereby amended in its entirety (or supplemented) to read as follows:
      Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,000,000 shares of common stock, par value of $0.0001 per share (the "Common Stock").

      (a) Voting Rights. Except as otherwise required by applicable law, the holders of shares of Common Stock shall be entitled to one vote per share on all matters to be voted on by the Corporation's stockholders.

      (b) Dividends. As and when dividends are declared or paid thereon, whether in cash, property or securities of the Corporation, the holders of Common Stock shall be entitled to participate in such dividends ratably on a per share basis out of funds legally available therefor.

      (c) Liquidation. The holders of Common Stock shall be entitled to participate ratably on a per share basis in all distributions to the holders of the Common Stock in any liquidation of the Corporation.

      (d) Residual Rights. All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein or in the Corporation's Bylaws or in any amendment hereto or thereto shall be vested in the Common Stock.

      (e) Non-Voting Common Stock: With no voting rights except as otherwise required by law (the "**Non-Voting Common Stock**").
      Rights, Preferences, Privileges, and Restrictions of the Non-Voting Common Stock
      (a) **Non-Voting**. Except as may be required by the Act or other applicable

law, holders of Non-Voting Common Stock shall not be entitled to vote on any matter submitted to a vote of the shareholders of the Corporation.

(b) **Dividends and Distributions**. Subject to the rights of any other class or series of stock with preference or priority over Common Stock, both Voting Common Stock and Non-Voting Common Stock shall be entitled to share equally, on a per share basis, in any dividends or distributions as may be declared by the Board of Directors.

(c) **Liquidation Rights**. Subject to the rights of any other class or series of stock with preference or priority over Common Stock, in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, the holders of Voting Common Stock and Non-Voting Common Stock shall be entitled to share equally, on a per share basis, in all the remaining assets of the Corporation available for distribution.

(d) **Conversion Features**. The Non-Voting Common Stock shall be convertible under the terms of any validly authorized and executed convertible notes (the "**CN**"), into either Voting Common Stock or Non-Voting Common Stock upon the occurrence of the designated conversion events, at the rates and on the terms set forth in the CNs. The rights, preferences, and privileges of the Non-Voting Common Stock (including the securities resulting from conversion) shall be clearly outlined in the applicable corporate documentation, and such rights and preferences shall be determined and finalized prior to issuance or as otherwise required by law.

(e) **Other Rights**. Except as otherwise required by law or as set forth herein, the Non-Voting Common Stock shall have the same rights and privileges as the Voting Common Stock."**

3. **Date of Adoption**

This Amendment to the Articles of Incorporation was adopted by the Board of Directors of the Corporation on **TBD**, and approved by the shareholders (if required) on **TBD**, in accordance with the provisions of the Act and the Bylaws of the Corporation.

4. **Shareholder Approval**

The number of shares of the Corporation outstanding and entitled to vote on the Amendment was **10,000,000**. The number of shares required to approve the Amendment was **5,000,001**. The Amendment received the requisite vote of the shareholders in accordance with the Corporation's Bylaws and the Act.

5. **Effective Date**

The effective date of this Amendment shall be **TBD**, or upon filing with the Delaware Division of Corporations and Commercial Code, whichever is later.

Signature

Logan Nicholson, CEO

LocalEyes, Inc.

Date: